Exhibit (d)(6)

AMENDMENT NO. 1

TO INVESTMENT SUBADVISORY AGREEMENT

(Thrivent Series Fund, Inc.)

Amendment No. 1 to INVESTMENT SUBADVISORY AGREEMENT, dated as of February 28, 2007 (the “Agreement”), by and among Thrivent Financial for Lutherans (the “Adviser”), Thrivent Series Fund, Inc. (the “Fund”) and Mercator Asset Management, L.P. (the “Sub-adviser”).

The Agreement is hereby amended, effective as of April 30, 2008, as follows:

1.	Pursuant to Section II of the Agreement, the following portfolio of the Fund shall be a “Portfolio” under the Agreement:

Thrivent Partner Worldwide Allocation Portfolio

2.	Schedule I to the Agreement is hereby deleted in its entirety and replaced with Exhibit A to this Amendment.

Except as modified herein, all terms and conditions of the Agreement remain in full force and effect.

THRIVENT FINANCIAL FOR LUTHERANS

By:	/s/ Bruce J. Nicholson
Name:	Bruce J. Nicholson
Title:	Chairman, President and Chief Executive Officer

THRIVENT SERIES FUND, INC.

By:	/s/ Pamela J. Moret
Name:	Pamela J. Moret
Title:	President

MERCATOR ASSET MANAGEMENT, L.P.

By:	/s/ James E. Chaney
Name:	James E. Chaney
Title:	President, JXC Corp. General Partner

EXHIBIT A

Schedule I

Dated as of April 30, 2008

Sub-advisory Fees

Thrivent Partner International Stock Portfolio

Thrivent Partner Worldwide Allocation Portfolio

Annual Rate of Average Daily Net Assets

Managed by the Sub-adviser:

First	$25 Million	.75%
Next	$25 Million	.60%
Next	$25 Million	.55%
Next	$225 Million	.50%
Next	$200 Million	.40%
Over	$500 Million	.20%

*	Solely for purposes of calculating the fees payable under this Fee Schedule, the value of the average daily net assets of the Thrivent Partner International Stock Portfolio and the Thrivent Partner Worldwide Allocation Portfolio, which are subject to the Sub-adviser’s investment discretion, shall be aggregated with the value of the average daily net assets of Thrivent Mutual Funds, which are subject to the Sub-adviser’s investment discretion.